UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               Visteon Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92839U107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Mr. Timothy Bass
                         Pardus Capital Management L.P.
                          590 Madison Avenue, Suite 25E
                            New York, New York 10022
                                 (212) 381-7770


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ------------------------
CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 2 OF 5 PAGES
------------------------                             ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Pardus Capital Management L.P.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           27,000,000
                      -------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               -0-
  OWNED BY            -------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                27,000,000
                      -------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           -0-
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            27,000,000

-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.8%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------                             ------------------------

The Schedule 13D filed on May 1, 2006 by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), relating to the shares of common stock, $1.00 par value (the "Shares"), of Visteon Corporation (the "Issuer"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 to the Schedule 13D, is hereby amended by this Amendment No. 8 to the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated as follows:

     All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund. A total of approximately $177.3 million was paid to acquire such Shares.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5, paragraphs (a) through (c) of the Schedule 13D are hereby amended and restated as follows:

     (a) The Reporting Persons beneficially own 27,000,000 Shares, constituting approximately 20.8% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 129,639,099 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.

     (b) PCM possesses sole power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of the close of business on July 26, 2007, the Reporting Persons may be deemed to beneficially own 27,000,000 Shares, or 20.8% of the Shares deemed issued and outstanding as of that date.

     (c) The Information concerning transactions in the Shares effected by PCM since the most recent filing on Schedule 13D is set forth in Schedule A hereto and is incorporated by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

------------------------                             ------------------------
CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------                             ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2007


                                          /s/ Karim Samii
                                          ------------------------------
                                          Karim Samii, in his capacity
                                          as the sole member of Pardus
                                          Capital Management LLC, the
                                          sole general partner of Pardus
                                          Capital Management L.P.

------------------------                             ------------------------
CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 5 OF 5 PAGES
------------------------                             ------------------------


                                   SCHEDULE A

Pardus Special Opportunities Master Fund L.P.


Trade Date       Shares Purchased (Sold)   Price per Share ($, excluding execution costs)
----------       -----------------------   ----------------------------------------------


06/06/07                 13,400                             7.87
06/06/07                  3,400                             7.88
06/06/07                  5,900                             7.89
06/06/07                 10,900                             7.90
06/06/07                  2,700                             7.92
06/06/07                  2,700                             7.93
06/06/07                  5,200                             7.94
06/06/07                 41,500                             7.95
06/06/07                 19,000                             7.96
06/06/07                 27,100                             7.97
06/06/07                  9,500                             7.98
06/06/07                 29,700                             7.99
06/06/07                139,300                             8.00
06/06/07                 14,700                             8.01
06/07/07                  8,900                             7.85
06/07/07                  3,200                             7.86
06/07/07                  8,500                             7.87
06/07/07                 25,400                             7.88
06/07/07                 45,400                             7.89
06/07/07                 21,500                             7.90
06/07/07                  3,900                             7.91
06/07/07                 65,400                             7.92
06/07/07                  6,600                             7.93
06/07/07                  3,000                             7.94
06/07/07                  4,800                             7.95
06/07/07                  2,700                             7.96
06/07/07                    700                             7.97
06/07/07                  5,800                             7.99
06/07/07                169,200                             8.00
06/08/07                  2,300                             7.81
06/08/07                  2,000                             7.82
06/08/07                    500                             7.83
06/08/07                    800                             7.84
06/08/07                    100                             7.85
06/08/07                    700                             7.86
06/08/07                  1,200                             7.87
06/08/07                  1,400                             7.88
06/08/07                 11,700                             7.89
06/08/07                 11,500                             7.90
06/08/07                  9,900                             7.91
06/08/07                 15,000                             7.92
06/08/07                 29,300                             7.93
06/08/07                 13,700                             7.94
06/08/07                 36,300                             7.95
06/08/07                  7,100                             7.96
06/08/07                  1,000                             7.97
06/08/07                    400                             7.98
06/08/07                  7,100                             7.99
06/08/07                 11,400                             8.00
06/08/07                  5,300                             8.01
06/08/07                 60,900                             8.02
06/08/07                 24,900                             8.03
06/08/07                 14,200                             8.04
06/08/07                 31,300                             8.05
07/23/07                    300                             7.10
07/23/07                 44,605                             7.11
07/23/07                 33,495                             7.12
07/23/07                  3,400                             7.13
07/23/07                 22,100                             7.14
07/23/07                 67,400                             7.15
07/23/07                 28,700                             7.16
07/24/07                  8,300                             7.01
07/24/07                 96,600                             7.02
07/24/07                  7,500                             7.04
07/24/07                 47,500                             7.05
07/24/07                  8,700                             7.06
07/24/07                  5,500                             7.07
07/24/07                 11,300                             7.08
07/24/07                 82,200                             7.09
07/24/07                247,900                             7.10
07/24/07                    100                             7.11
07/24/07                 13,300                             7.12
07/24/07                134,000                             7.13
07/24/07                 36,100                             7.14
07/24/07                 92,200                             7.15
07/24/07                  8,800                             7.16
07/25/07                    900                             7.03
07/25/07                 19,315                             7.04
07/25/07                 85,996                             7.05
07/25/07                 73,989                             7.06
07/25/07                 55,900                             7.07
07/25/07                  7,900                             7.08
07/25/07                  6,000                             7.09
07/25/07                 19,400                             7.11
07/25/07                 31,600                             7.12
07/25/07                 14,800                             7.13
07/25/07                 21,400                             7.14
07/25/07                 85,100                             7.15
07/25/07                  1,100                             7.16
07/25/07                    300                             7.17
07/25/07                  1,300                             7.18
07/25/07                  2,400                             7.19
07/25/07                 26,900                             7.20
07/25/07                 37,700                             7.21
07/25/07                 41,400                             7.22
07/25/07                 54,300                             7.23
07/25/07                  7,800                             7.24
07/25/07                 71,100                             7.25
07/25/07                 87,000                             7.26
07/25/07                 19,700                             7.27
07/25/07                 89,100                             7.28
07/25/07                 11,400                             7.29
07/25/07                376,200                             7.30
07/26/07                 15,000                             6.60
07/26/07                 28,100                             6.61
07/26/07                  3,900                             6.62
07/26/07                  4,100                             6.63
07/26/07                  4,900                             6.64
07/26/07                 19,800                             6.65
07/26/07                  4,200                             6.66
07/26/07                  2,500                             6.67
07/26/07                  9,200                             6.68
07/26/07                 20,300                             6.69
07/26/07                 42,900                             6.70
07/26/07                  3,400                             6.71
07/26/07                  9,700                             6.72
07/26/07                 10,900                             6.73
07/26/07                 15,700                             6.74
07/26/07                 39,900                             6.75
07/26/07                 22,800                             6.76
07/26/07                 78,000                             6.77
07/26/07                 73,400                             6.78
07/26/07                 56,400                             6.79
07/26/07                155,200                             6.80
07/26/07                  4,300                             6.81
07/26/07                  8,800                             6.82
07/26/07                  2,000                             6.83
07/26/07                  1,000                             6.84
07/26/07                    800                             6.85
07/26/07                  2,500                             6.86
07/26/07                    300                             6.87
07/26/07                 33,900                             6.88
07/26/07                 13,700                             6.89
07/26/07                 24,179                             6.90
07/26/07                 13,721                             6.91
07/26/07                 12,400                             6.92
07/26/07                  4,800                             6.93
07/26/07                  2,600                             6.94
07/26/07                  2,700                             6.95
07/26/07                  2,000                             6.96
